Exhibit 12.1

SBA Communications Corporation

Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended 12/31/05	Year Ended 12/31/06	Year Ended 12/31/07	Year Ended 12/31/08	Year Ended 12/31/09	Quarter Ended 3/31/10
Earnings:
Loss before provision for income taxes	$(92,544)	$(132,931)	$(90,605)	$(66,127)	$(140,627)	$(37,302)
Plus: Fixed charges, less preferred dividends	80,413	115,945	134,164	170,709	215,644	60,804
Plus: Current period amortization of interest capitalized in prior periods	620	529	516	519	538	136
Less: Capitalized interest	(85)	(383)	(248)	(223)	(225)	(108)

Total Earnings	(11,596)	(16,840)	43,827	104,878	75,330	23,530

Fixed Charges:
Interest expense	40,511	81,283	92,498	104,253	130,853	37,118
Capitalized interest	85	383	248	223	225	108
Non-cash interest expense	26,234	6,845	13,966	34,385	49,897	14,867
Amortization of deferred financing fees	2,850	11,584	8,162	10,746	10,456	2,492
Interest component of operating leases	10,733	15,850	19,290	21,102	24,213	6,219

Total Fixed Charges	80,413	115,945	134,164	170,709	215,644	60,804

Deficiency in Earnings to Fixed Charges	$92,009	$132,785	$90,337	$65,831	$140,314	$37,274